Simpson Thacher & Bartlett LLP

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NEW YORK, NY 10017-3954

TELEPHONE: +1-212-455-2000

FACSIMILE: +1-212-455-2502

DIRECT DIAL NUMBER (212) 455-3352 (212) 455-7862	E-MAIL ADDRESS kwallach@stblaw.com hui.lin@stblaw.com

June 14, 2021

VIA EDGAR

Re:	FIRST ADVANTAGE CORP
Registration Statement on Form S-1
Filed May 28, 2021
File No. 333-256622

Mara Ransom

Taylor Beech

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of First Advantage Corporation (the “Registrant”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the above referenced Registration Statement on Form S-1 (the “Registration Statement”) filed on May 28, 2021 relating to the offering of its common stock, marked to show changes from the Registration Statement. The Registration Statement has been revised in response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance of the Commission (the “Staff”) dated June 4, 2021 (the “Comment Letter”), relating to the Registration Statement and to reflect certain other changes, including the price range.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of the Amendment No. 1. Unless otherwise defined below, terms defined in the Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Registrant.

Securities and Exchange Commission	June 14, 2021

Registration Statement on Form S-1 filed May 28, 2021

Risk Factors

Our Sponsor controls us and its interests may conflict with yours in the future., page 39

1.

We note your disclosure on page 144 that the stockholders’ agreement will grant your Sponsor and its affiliates and certain of their transferees certain governance rights for as long as your Sponsor and its affiliates and certain of their transferees maintain ownership of at least 25% of your outstanding common stock, including rights of approval over certain corporate and other transactions and the appointment of your chief executive officer. Please enhance your disclosure to describe the nature of the “corporate and other transactions” to which these shareholders have governance rights. Please also discuss the risks related to this provision, including any anti-takeover effects it may have, in your risk factors.

The Registrant has revised the disclosure on pages 145 and 146 relating to the nature of the corporate and other transactions to which the applicable shareholders have governance rights. The Registrant has also revised the disclosure on pages 39 and 40 to discuss risks related to this provision.

Exhibit 5.1

2.

Please remove the assumption that the primary shares will be validly issued, fully paid and nonassessable “when the Board of Directors of the Company has taken all necessary corporate action to authorize and approve the issuance of the Primary Shares,” as this assumes a material fact underlying the “validly issued” opinion. Refer to Staff Legal Bulletin No. 19 Section II.B.3.a.

In response to the Staff’s comment, the opinion set forth in Exhibit 5.1 has been revised to conform to the requirements of Staff Legal Bulletin No. 19.

Securities and Exchange Commission	June 14, 2021

Please do not hesitate to contact Kenneth B. Wallach at (212) 455-3352 or Hui Lin at (212) 455-7862 if you wish to discuss our responses to the Comment Letter.

/s/ Kenneth B. Wallach
Kenneth B. Wallach

/s/ Hui Lin
Hui Lin

cc:	Securities and Exchange Commission
Lyn Shenk
First Advantage Corporation
Scott Staples
Bret T. Jardine

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